By U.S. Mail and facsimile (616) 752-2500

Mr. Jon W. Swets
Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, MI 49424

> **Re:** **Macatawa Bank Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-165820**
> <u>**Filed March 31, 2010**</u>

Dear Mr. Swets:

We have monitored your Form S-3 with respect to the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3 filed March 31, 2010</u>
<u>General</u>

1. We note the Form 8-K you filed on February 24, 2010 regarding your Consent Order with the Federal Deposit Insurance Corporation and the Michigan Office of Financial and Insurance Regulation and incorporated by reference into the current registration statement. Please confirm to us that you have fully disclosed the impact of the Consent Order on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3436 with questions.

Sincerely,

Gregory Dundas
Senior Counsel